UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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12060452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66662

SEC Mail Processing Section
MAR 29 2012
Washington DC
123

04/02 *AP

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BOC INTERNATIONAL (USA) INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, SUITE 202
(No. And Street)

NEW YORK, (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUEY-HER LIU (212) 259-0888
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RUEY-HER LIU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOC INTERNATIONAL (USA) INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

GERYNA PEACOCK
Notary Public, State of New York
Qualified in Suffolk County
No. 01PE6119439
My Commission Expires 11-29-2012



Signature

CCO /PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOC INTERNATIONAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
BOC International (USA) Inc.:

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
March 20, 2012

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 1,707,204
Security deposit	59,946
Commissions receivable	39,099
Due from broker	116,598
Property and equipment, net (accumulated depreciation $208,553)	15,197
Other assets	28,858
TOTAL ASSETS	$ 1,966,902

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to related party	$ 1,323
Accrued expenses and other liabilities	169,911
TOTAL LIABILITIES	171,234
Stockholder's Equity:	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	7,999,900
Deficit accumulated during the development stage	(1,946,685)
Accumulated deficit	(4,257,647)
TOTAL STOCKHOLDER'S EQUITY	1,795,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,966,902

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND OPERATIONS

BOC International (USA) Inc. (the "Company") was incorporated in Delaware on April 13, 2004. The Company is a wholly-owned subsidiary of Bank of China International Holdings Limited (the "Parent"), a U.K. based company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, which began operations on September 15, 2006, acts as a broker specializing in the Hong Kong and China securities markets, for institutional clients.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Electronic equipment	3 years	Straight-line
Computer software	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 3. INCOME TAXES

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a combined deferred federal, state and city deferred income tax asset of approximately $2,532,000 at December 31, 2011 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $2,532,000 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $4,997,000 as of December 31, 2011 which begin to expire in 2026.

The valuation allowance increased by approximately $73,000 for the year ended December 31, 2011.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $1,652,568, which was $1,552,568 in excess of its required net capital of $100,000.

NOTE 5. DEVELOPMENT STAGE DEFICIT

The Company was in the development stage from inception through December 31, 2006. During 2007 the Company emerged out of the development stage and became an operating entity. The deficit accumulated during the development stage is included as a separate component of Stockholder's Equity.

NOTE 6. PROPERTY AND EQUIPMENT

At December 31, 2011, property and equipment consisted of the following:

Electronic equipment	$ 50,985
Computer software	9,257
Furniture and fixtures	43,958
Leasehold improvements	119,550
Property and equipment, at cost	223,750
Less accumulated depreciation	(208,553)
Net property and equipment	$ 15,197

For the year ended December 31, 2011 depreciation expense was $36,613.

NOTE 7. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its foreign ADRs and GDRs securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement the Company indemnifies the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the due from broker on the statement of financial condition is pursuant to this clearance agreement and includes a clearing deposit of $100,000. The company's business involves brokering customer securities transactions in Asian markets. Such transactions are conducted on a RVP/DVP basis and are settled through the Company's affiliates. To the extent the Company's customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

NOTE 8. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2011, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 9. DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan the lesser of 10% of compensation or $16,500 per employee. For the year ended December 31, 2011, the Company contributed approximately $48,000 on behalf of employees.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company maintains a money market account with the Bank of China-New York Branch, a related party. As of December 31, 2011, the balance in this account was $3,573 and is included in cash and cash equivalents on the statement of financial condition.

The Company utilizes the clearing brokerage services of BOCI Securities Limited ("BOCI"), a related party. Clearing fees with BOCI, amounted to $352,924 for the year ended December 31, 2011. In addition, the Company has a net commission receivable from BOCI of $39,099.

The Company owed its Parent $1,323 at December 31, 2011.

NOTE 11. OPERATING LEASE

The Company leases office space under a lease that expires December 31, 2013. Rent expense for the year ended December 31, 2011 was $101,708, which is net of an amortized deferred lease incentive of $12,644. Future minimum lease payments at December 31, 2011 are as follows:

Year ending December 31,

2012	$ 127,803
2013	127,803
Total	$ 255,606

NOTE 12. COMMITMENTS AND CONTINGENCIES

In accordance with the Company's operating lease for office space, the Company is required to maintain a $59,946 letter of credit, (the "Letter of Credit"), which is secured by a restricted collateral account maintained with JP Morgan Chase Bank, N.A. This restricted collateral account totaled $59,946 at December 31, 2011 and is under the control of JP Morgan Chase Bank, N.A. The Company must maintain one hundred percent of the security deposit in the restricted collateral account.

NOTE 13. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.